P.O. Box 2600

Valley Forge, PA 19482-2600

tiina_vaisanen@vanguard.com

February 16, 2021

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission    via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Trustees' Equity Fund (the "Trust")
File No.: 2-65955-99
Post-Effective Amendment No. 95 (the "Post-Effective Amendment")

Dear Ms. Larkin,

This letter responds to your comments, provided on February 1, 2021, on the Post-Effective Amendment. The comments apply to Vanguard International Value Fund, a series of the Trust (the "Fund").

Comment 1:	Principal Investment Strategies
Comment:	Please confirm that the word "mainly" used in the first sentence of the Principal
Investment Strategies section of the prospectus is intended to mean that during normal market conditions at least 40%, and during unfavorable market conditions at least 30%, of the Fund's assets will be invested in common stocks of companies located outside the
United States that are considered by an advisor to be undervalued.
Response:	We hereby confirm the above.
Comment 2: Power of Attorney
Comment:	Please confirm that the power of attorney incorporated by reference and identified on the signature page of the Post-Effective Amendment was filed on October 23, 2020 with file number 2-52698.
Response:	We hereby confirm that the power of attorney incorporated by reference was filed on
October 23, 2020 as an exhibit to Vanguard Money Market Reserves Post-Effective
Amendment No. 92 (file number 2-52698). The power of attorney is available at the following link:

https://www.sec.gov/Archives/edgar/data/106830/000168386320014042/f7276d2.htm

Lisa N. Larkin, Esq.

February 16, 2021

Please contact me at tiina_vaisanen@vanguard.com with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/ Tiina Vaisanen

Tiina Vaisanen

Associate Counsel

The Vanguard Group, Inc.